Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                 January 3, 2007



H. Yuna Peng
Securities and Exchange Commission 100 F Street N.E.
Washington, DC 20549

Re:      Sea 2 Sky Corporation
         File #: 333-138989

Dear Ms. Peng:

         In response to Hanna Teshome's comment letter dated December 20, 2006, the Registrant has amended the Registration Statement on Form SB-2 as follows.

         COMMENT #1: The legality opinion is issued under Colorado laws. However, Sea 2 Sky Corporation is incorporated in Nevada. Please be advised that for equity securities, counsel must opine on the corporate laws of the jurisdiction of incorporation of the registrant. Please revise accordingly.

         RESPONSE: We have revised the legality opinion to opine on the corpo-rate laws of the Nevada, the jurisdiction of incorporation of Sea 2 Sky Corpora-tion.

         COMMENT #2: Further, please remove paragraph 5 beginning with "I express no opinion as to compliance with the Securities Act..." and paragraph 7 beginning with "[t]this opinion covers only matters of Colorado law..." as these statements may serve as disclaimers.

         RESPONSE: We have removed paragraphs 5 and 7 of the original legality opinion.

         COMMENT #3: Please note that the opinion must be valid as of the effective date of the registration statement. Please revise the last paragraph to delete your reference regarding the date of this opinion/letter or otherwise provide an opinion dated as of the date of effectiveness.

H. Yuna Peng
Securities and Exchange Commission
January 3, 2007
Page 2

         RESPONSE: We have stated that we will provide an updated opinion once the registration statement goes effective.

         We hope these responses suffice to satisfy your comments. We have attached a marked copy hereto. If you have any questions, please let me know.

                                             Sincerely,


                                             /s/ Michael A. Littman
                                             Michael A. Littman

MAL:jb
Enclosure